

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 7010

May 30, 2008

via U.S. mail and facsimile

Mr. Gareth Roberts
President and Chief Executive Officer
Denbury Resources Inc.
5100 Tennyson Parkway, Suite 1200
Plano, TX 75024

> **Re:     Denbury Resources Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 6, 2008**
> **File No. 1-12935**

Dear Mr. Roberts:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the fiscal year ended December 31, 2007

Item 9A.  Controls and Procedures, page 93

Evaluation of Disclosure Controls and Procedures, page 93

1.      We note your disclosure that your officers concluded that your disclosure controls
        and procedures were effective to provide reasonable assurance that you record,
        process, summarize and report the information you must disclose in reports that
        you file or submit under the Securities Exchange Act of 1934 within the time
        periods specified in the SEC's rules and forms.  In future filings, please also
        specify, if true, that your officers concluded that your disclosure controls and
        procedures were effective to ensure that information that you are required to
        disclose in the reports that you file or submit under the Exchange Act is
        accumulated and communicated to your management, including your principal
        executive and principal financial officers, or persons performing similar
        functions, as appropriate to allow timely decisions regarding required disclosure.
        See Exchange Act Rule 13a-15(e).

Quarterly Report on Form 10-Q for the quarter ended March 31, 2008

Item 4.  Controls and Procedures, page 29

2.      We note your disclosure that your officers have determined that your disclosure
        controls and procedures are effective in ensuring that material information
        required to be disclosed in the quarterly report is accumulated and communicated
        to them and your management to allow timely decisions regarding required
        disclosure.  In future filings, please also specify, if true, that your officers
        concluded that your disclosure controls and procedures are effective to ensure that
        information that you are required to disclose in the reports that you file or submit
        under the Exchange Act is recorded, processed, summarized and reported, within
        the time periods specified in the SEC's rules and forms.  See Exchange Act Rule
        13a-15(e).

3.      We note your disclosure that there have been no significant changes in internal
        controls over financial reporting during the period covered by your report that
        have materially affected, or are reasonably likely to materially affect, your
        internal controls over financial reporting.  Please revise your filing to provide the
        disclosure required by Item 308(c) of Regulation S-K which requires disclosure
        of any change in your internal control over financial reporting that occurred
        during the relevant fiscal quarter that has materially affected, or is reasonably
        likely to materially affect, your internal control over financial reporting.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Laura Nicholson at (202) 551-3584 or, in her absence, Michael Karney at (202) 551-3847 with any questions.

Sincerely,


H. Roger Schwall
Assistant Director